Free Writing Prospectus (FWP)

Filed pursuant to Rule 433

Registration No. 333-235898

Relating to Prospectus Supplement, dated October 14, 2021

Province of Manitoba

U.S.$1,000,000,000 1.500% United States Dollar Debentures Series HB due October 25, 2028

Final Term Sheet

October 14, 2021

Issuer:	Province of Manitoba

Title:	1.500% United States Dollar Debentures Series HB due October 25, 2028

Existing Long-Term Issuer Ratings:	A+/Aa2/AH (S&P/Moody’s/DBRS)*

Format:	SEC Registered Global Offering

Ranking:	Direct, unconditional debt

Size:	U.S.$1,000,000,000

Trade Date:	October 14, 2021

Settlement Date:	October 25, 2021 (T+7)

Maturity Date:	October 25, 2028

Interest Payment Dates:	April 25th and October 25th of each year, commencing on April 25, 2022

Benchmark Treasury:	UST 1 1⁄4 % due September 30, 2028

UST Spot (price, yield):	99-10+ / 1.351%

Spread to Benchmark Treasury:	+20.4bps

Spread to Mid Swaps:	+20bps

Yield to Maturity:	1.555%

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Coupon:	1.500%

Price:	99.637%

Day Count:	30/360

Specified Currency:	United States Dollars (“$”)

Minimum Denomination:	U.S.$5,000 and integral multiples of U.S.$1,000 in excess thereof

Listing:	Admission to the Luxembourg Stock Exchange’s Official List and to trading on the Luxembourg Stock Exchange’s Euro MTF Market may be completed upon or following settlement on a reasonable efforts basis

Governing Law:	Province of Manitoba and the laws of Canada applicable therein

Business Days:	New York, London, Toronto

Lead Managers:	BMO Capital Markets Corp. HSBC Bank plc RBC Capital Markets, LLC TD Securities (USA) LLC

Co-managers:	CIBC World Markets Corp. National Bank of Canada Financial Inc. Scotia Capital (USA) Inc. Canaccord Genuity Corp. Casgrain & Company Limited

Billing and Delivering:	TD Securities (USA) LLC

CUSIP:	563469UY9

ISIN:	US563469UY98

Prospectus and Prospectus Supplement: https://www.sec.gov/Archives/edgar/data/826926/000119312521298415/d222055d424b3.htm

Stabilization:	Reg. M/FCA

Legends:	The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling BMO Capital Markets Corp., toll free, at 1-866-864-7760; HSBC Bank plc, toll free, at 1-866-811-8049; RBC Capital Markets, LLC, toll free, at 1-866-375-6829; or TD Securities (USA) LLC, toll free, at 1-855-495-9846.

MiFID II and UK MiFIR – professionals/ECPs-only/No PRIIPS or UK PRIIPS KID –Manfuacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPS or UK PRIIPS key information document (KID) has been prepared as not available to retail in EEA or UK.

United Kingdom Legend:

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or other notice was automatically generated as a result of this communication being sent via Bloomberg or another email system.